# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CBIZ, Inc., CIK 0000944148
CUSIP: 124805102
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 5959 Rockside Woods Blvd. N., Suite 600, Independence, Ohio (OH), 44131
Date of event which requires filing of this statement: 05/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001813116

## Reporting persons
- 22C Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,804,527; sole dispositive power 0; shared dispositive power 2,804,527; aggregate amount beneficially owned 2,804,527 (5.16% of the class)
  Comment: The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on 54,395,610 shares of Common Stock outstanding as of April 21, 2025, as reported in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the "Commission") on April 25, 2025.
- Edell Eric J: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,804,527; sole dispositive power 0; shared dispositive power 2,804,527; aggregate amount beneficially owned 2,804,527 (5.16% of the class)
  Comment: The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on 54,395,610 shares of Common Stock outstanding as of April 21, 2025, as reported in the Issuer's quarterly report on Form 10-Q, filed with the Commission on April 25, 2025.
- Winn David Randall: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,804,527; sole dispositive power 0; shared dispositive power 2,804,527; aggregate amount beneficially owned 2,804,527 (5.16% of the class)
  Comment: The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on 54,395,610 shares of Common Stock outstanding as of April 21, 2025, as reported in the Issuer's quarterly report on Form 10-Q, filed with the Commission on April 25, 2025.

## Item 1. Issuer
Name of issuer: CBIZ, Inc.
Address of issuer's principal executive offices: 5959 Rockside Woods Blvd. N., Suite 600, Independence, Ohio, 44131

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by the following (collectively, the "Reporting Persons"):

i. 22C Capital LLC, a Delaware limited liability company,
ii. Eric J. Edell, a United States citizen, and
iii. David Randall Winn, a United States citizen.

22C Capital LLC provides investment advisory services to various investment vehicles that directly or indirectly hold the shares of Common Stock reported herein. Eric J. Edell and David Randall Winn are the indirect owners of 22C Capital LLC.
Address of principal business office or, if none, residence: The address of each of 22C Capital LLC and David Randall Winn is 7900 Glades Road, Suite 540, Boca Raton, Florida 33434. The address of Eric J. Edell is 445 Park Avenue, 13th Floor, New York, New York 10022.
Citizenship: The response to Item 2(a) is incorporated by reference herein.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,804,527
Percent of class: 5.16
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,804,527
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,804,527

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain investment vehicles managed by 22C Capital LLC are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated May 8, 2025

## Signatures
- 22C Capital LLC: /s/ Eric J. Edell, Eric J. Edell, Authorized Signatory (05/08/2025)
- Edell Eric J: /s/ Eric J. Edell, Eric J. Edell (05/08/2025)
- Winn David Randall: /s/ David Randall Winn, David Randall Winn (05/08/2025)